Exhibit (a)(5)

NEWS RELEASE
FOR IMMEDIATE RELEASE

Contacts:

Margaret Boyce

Investor Relations

+1.312.255.5784

margaret.boyce@diamondconsultants.com

David Moon

Media Relations

+1.312.255.4560

david.moon@diamondconsultants.com

Diamond Management & Technology Consultants, Inc. Announces

Final Results of Tender Offer

CHICAGO, March 10, 2009—Diamond Management & Technology Consultants, Inc. (NASDAQ: DTPI), a management and technology consulting firm, today announced the final results of its Tender Offer, which expired at 12:00 midnight ET on Monday, March 9, 2009.

Under the terms of the Tender Offer which was commenced on February 5, 2009, employees were given the opportunity to exchange approximately 2.3 million previously granted Restricted Stock Units for Diamond common stock at an exchange ratio of one eligible RSU for 0.8 of a share of common stock. Employees tendered 2,157,476 Restricted Stock Units for 1,726,512 shares of Diamond common stock. Diamond will issue 1.2 million shares after withholding approximately 0.5 million shares upon employee request to pay employee taxes incurred on the value of the stock received in the exchange. Diamond estimates that approximately 27 million shares of its common stock will be issued and outstanding following the issuance of shares from the Tender Offer.

As a result of the Tender Offer, the Company will incur a one-time non-cash charge of approximately $16.7 million, or $0.39 per diluted share on a tax-effected basis, in the March quarter. Consistent with prior guidance, the Company expects stock-based compensation expense to be reduced from approximately $15 million in fiscal year 2009 to approximately $6 million in fiscal year 2010 primarily as a result of the Tender Offer and reduced equity awards under the Company’s revised compensation program.

About Diamond

Diamond is a management and technology consulting firm. Recognizing that information and technology shape market dynamics, Diamond’s small teams of experts work across functional and organizational boundaries to improve growth and profitability. Since the greatest value in a strategy, and its highest risk, resides in its implementation, Diamond also provides proven execution capabilities. We deliver three critical elements to every project: fact-based objectivity, spirited collaboration and sustainable results. Diamond is headquartered in Chicago, with offices in New York, Washington, D.C., Hartford, London and Mumbai. Diamond is publicly traded on the Nasdaq Global Select Market under the symbol “DTPI.” To learn more, visit www.diamondconsultants.com